Presbia PLC

120/121 Baggot Street Lower

Dublin 2 Ireland

January 23, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Russell Mancuso

Re: Presbia PLC Registration Statement on Form S-1 (File No. 333-194713)

Dear Mr. Mancuso:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Presbia PLC (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:00 p.m., Eastern Standard Time, on January 27, 2015, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Peter Ehrenberg of Lowenstein Sandler LLP at (973) 597-2350 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

PRESBIA PLC

By:	/s/ Ralph Thurman
Name:	Ralph Thurman
Title:	Executive Chairman